Exhibit 99.1

CONSTELLIUM SE 2021 ANNUAL GENERAL MEETING VOTING RESULTS

Total Shares Outstanding: 139,983,347

Total Shares Voted: 104,775,780

Total % of Shares Voted: 74.84%

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS

Resolution 1	Appointment of Ms. Isabelle Boccon-Gibod as a director for a term of three years	103,241,620	1,450,482	83,678

Resolution 2	Appointment of Ms. Christine Browne as a director for a term of three years	104,411,183	280,971	83,626

Resolution 3	Appointment of Mr. Jean-Christophe Deslarzes as a director for a term of three years	104,685,163	5,986	84,631

Resolution 4	Appointment of Mr. Jean-Philippe Puig as a director for a term of three years	104,686,839	4,314	84,627

Resolution 5	Re-appointment of Mr. Michiel Brandjes as a director for a term of two years	104,473,870	217,955	83,955

Resolution 6	Re-appointment of Mr. John Ormerod as a director for a term of two years	104,353,660	338,090	84,030

Resolution 7	Re-appointment of Mr. Werner Paschke as a director for a term of one year	104,403,252	288,394	84,134

Resolution 8	Approval of statutory financial statements and transactions for year ended 31 December 2020	104,617,104	9,210	149,466

Resolution 9	Approval of the consolidated financial statements and transactions for year ended 31 December 2020	104,617,493	9,210	149,077

PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS

Resolution 10	Discharge (quitus) of the directors, CEO and Statutory Auditors in respect of the performance of their duties for year ended 31 December 2020	87,990,809	16,634,745	150,226

Resolution 11	Allocation of income for year ended 31 December 2020	104,748,184	17,637	9,959

Resolution 12	Approval of a regulated agreement referred to in article L. 225-38 of the French Commercial Code confirming financial provisions of CEO in the event of termination	90,347,382	14,051,554	376,844

Resolution 13	Approval of the overall envelope of annual fixed fees granted to the directors	104,293,668	403,888	78,224

Resolution 14	Delegation of competence to the Board to increase Company’s share capital by issuance of ordinary shares or other securities, with preferential subscription rights, up to 1,399,833.46 euros (representing 50% of the share capital), for a 26 month-period	91,468,896	13,293,221	13,663

Resolution 15	Delegation of competence to the Board to increase Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of a public offering other than within the meaning of article L. 411-2 1° of the French Monetary and Financial Code, up to 1,399,833.46 euros (representing 50% of the share capital), for a 26 month-period	72,624,148	32,139,110	12,522

Resolution 16	Delegation of competence to the Board to increase Company’s share capital by issuance of ordinary shares or other securities, without preferential subscription rights, by way of an offering within the meaning of article L. 411-2 1° of the French Monetary and Financial Code, up to 559,933.38 euros (representing 20% of the share capital), for a 26 month-period	75,564,653	29,198,811	12,316

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PROPOSALS / RESOLUTIONS		TOTAL SHARES VOTED FOR	TOTAL SHARES VOTED AGAINST	ABSTENTIONS

Resolution 17	Delegation of competence to the Board to increase the number of shares issued in case of a capital increase with or without preferential subscription rights in accordance with article L. 225-135-1 of the French Commercial Code, by up to 15%, for a 26 month-period	74,062,184	30,700,094	13,502
Resolution 18	Delegation of competence to the Board to increase Company’s share capital by issuance of new shares of the Company to participants to an employee savings plan without preferential subscription rights, up to 27,996.66 euros (representing 1% of the share capital), for a 26 month-period	104,263,128	500,741	11,911
Resolution 19	Authorization granted to the Board to freely allocate shares, to be issued or existing, under the Company’s 2013 Equity Incentive Plan, for a 38-month period, up to 6,800,000 ordinary shares of the Company	90,410,474	14,346,702	18,604
Resolution 20	Amendment of article 12.1 of articles of association to allow for the appointment of directors representing employees	104,140,788	623,123	11,869
Resolution 21	Amendment of article 20.2 of articles of association to allow for shortening period between deadline for receiving remote voting forms and the date of a general meeting of shareholders	104,586,979	181,635	7,166
Resolution 22	Powers to carry out formalities	104,757,291	10,478	8,011

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